October 28, 2022
Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review Office 100 F Street NE Washington DC 20549

Re:	Valued Advisers Trust (the “Registrant”) File Nos. 333-267037 and 333-267038

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 14, 2022, with respect to the Registrant’s registration statements on Form N-14 filed on August 24, 2022 (collectively, the “Registration Statements”) relating to the proposed reorganization of (a) the Marathon Value Portfolio (a “Target Fund”), a series of Northern Lights Trust III, into the Kovitz Core Equity ETF (the “Acquiring Fund”), a newly formed series of the Registrant (File No. 333-267037, with such Registration Statement being the “Marathon Registration Statement”); and (b) the Green Owl Intrinsic Value Fund (a “Target Fund”), a series of the Registrant, into the Acquiring Fund (File No. 333-267038, with such Registration Statement being the “Green Owl Registration Statement”). relating to the issuance of shares of beneficial interest in connection with the proposed combinations of each Target Fund and Acquiring Fund described therein. Each Target Fund and Acquiring Fund are referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the applicable Registration Statement. Any page references refer to the initial applicable Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.	Comment: In light of (a) the comment previously provided to the initial registration statement filing made on June 24, 2022, for the Acquiring Fund pursuant to Rule 485(a) under the Securities Act of 1933, as amended (such filing being the “Initial Filing”), with respect to the separately managed accounts (“SMAs”) also being reorganized into the Acquiring Fund pursuant to the Additional Transactions and (b) the ongoing discussions regarding disclosures to be provided thereto, please file delaying amendments to the Initial Filing and the Registration Statements such that the filings do not become effective until such comment is resolved.

Response: The delaying amendments have been filed.

Comments to the Marathon Registration Statement

2.	Comment: In the Q&A captioned “Will the fees and expenses of the Acquiring Fund be higher than the fees and expenses of the Target Fund?” please disclose any differences in the exclusions from the unitary fee between the Acquiring Fund and Target Fund, if any.

Response: Registrant confirms there are no differences in the exclusions to the unitary fee between the Acquiring Fund and Target Fund.

3.	Comment: With respect to the Additional Transactions, please confirm whether the assets to be conveyed by the SMAs to the Acquiring Fund comply with the investment policies and restrictions of the Acquiring Fund.

Response: We do so confirm.

4.	Comment: On page 4, please consider adding an expanded narrative describing the various permutations of transactions described in the fee tables and explaining that the separate fee tables are being provided because the reorganizations are not contingent on one another.

Response: Registrant has added additional disclosure accordingly.

5.	Comment: In footnote 1 to the fee tables on page 5, please disclose the exceptions to the unitary fee for each of the Target Fund and Acquiring Fund.

Response: Registrant has added the applicable disclosure.

6.	Comment: Under “Comparison of Performance” on page 12, please disclose who the accounting survivor would be if the Green Owl reorganization does not occur.

Response: Registrant has added the applicable disclosure.

7.	Comment: On page 13, under “Comparison of Valuation of Portfolio Securities and Purchase, Redemption and Exchange of Shares,” please disclose any differences between the valuation procedures of the Target Fund and Acquiring Fund that would lead to material differences in the valuation of any of the portfolio securities to be conveyed in the reorganization (including the quantitative impact of such differences).

Response: There are no differences in the valuation procedures for the Target Fund and Acquiring Fund that should lead to any material differences in valuation of the portfolio securities.

8.	Comment: Because pro forma financial statements are no longer required for fund reorganizations pursuant to recent rule amendments to Regulation S-X under the Securities Exchange Act of 1934, as amended, please update the capitalization tables on page 19 to reflect a more recent date (within 30 days of the filing) or represent to the staff that there are no material changes in the assets reflected in the capitalization table.

Response: Registrant has updated the capitalization tables to as of August 31, 2022.

9.	Comment: In the first capitalization table on page 19, which assumes that only the Marathon reorganization takes place, please explain why a pro forma adjustment to the number of outstanding shares has been applied (leading to a different net asset value per share).

Response: The table has been revised to remove the pro forma adjustment to the number of outstanding shares.

10.	Comment: In the second capitalization table on page 19, please add a footnote explaining the pro forma adjustments – e.g., what portions are attributable to the Green Owl reorganization and the Additional Transactions, respectively.

Response: Registrant has added the additional disclosure.

11.	Comment: With respect to the Fee and Expense Tables, please confirm in correspondence that the fees presented represent current fees.

Response: Registrant confirms that the information presented is representative of current expenses.

12.	Comment: On page 28, please include (or incorporate by reference) the annual and semi-annual financial statements of the Target Fund, pursuant to Item 6 of Form N-14.

Response: Registrant has incorporated the Target Fund’s annual and semi-annual financial statements by reference under “Financial Highlights.”

13.	Comment: On page 3 of the Statement of Additional Information, please disclose who the accounting survivor would be if the Green Owl reorganization does not occur.

Response: Registrant has added the additional disclosure.

14.	Comment: Please confirm that there are no material differences in accounting or tax policies relating to the conversion to an exchange-traded fund – for example, that there are no changes related to impacts from in-kind policies, associated fees on in-kind transactions or a previous election made pursuant to Rule 18f-1 under the 1940 Act.

Response: Registrant confirms there are no such material differences.

Comments to Green Owl Registration Statement

15.	Comment: In the Q&A section, please confirm whether it would be appropriate for this Registration Statement to have a discussion of portfolio repositioning, as is included in the Marathon Registration Statement.

Response:No portfolio repositioning is expected with respect to the Green Owl reorganization.

16.	Comment: Please respond to comments 4, 6, 7, 8, 10, 11, 12, 13 and 14 with respect to this Registration Statement as well.

Response: Registrant’s responses to those comments are identical for this Registration Statement.

17.	Comment: On page 4, the first bolded line in the fee tables should be moved up one row ( i.e., to precede the “Total Annual Fund Operating Expenses” line item).

Response: Registrant has amended the formatting accordingly.

18.	Comment: On page 5, the narrative introducing the expense examples states that the calculations assume the Adviser waives fees for two years, but the calculation appears to only reflect a waiver for one year. Please update either the calculations or the narrative accordingly.

Response: The narrative has been updated to reflect the fact that the calculation assumes a waiver of one year.

19.	Comment: On page 11, please add a note to the bar chart providing the year-to-date return as of the end of the most recent calendar quarter, per Item 4.b.2.ii of Form N-1A.

Response:Registrant has added the disclosure.

20.	Comment: On page 17, please confirm whether the third full paragraph, which discusses portfolio repositioning, is applicable.

Response:The paragraph has been deleted,

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (212) 407-7740 or John Sanders at (202) 312-3332.

Very truly yours, Jeremy Senderowicz